Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR DECEMBER 2023
PANAMA CITY, Jan. 11, 2024 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for December 2023:

Operating Data	December 2023	December 2022	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,501.7	2,288.1	9.3%
RPM (mm) (2)	2,128.6	1,924.1	10.6%
Load Factor (3)	85.1%	84.1%	1.0	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is actually utilized
For December 2023, Copa Holdings' capacity (ASMs) increased by 9.3%, while system-wide passenger traffic (RPMs) increased by 10.6%, compared to 2022. As a result, the system load factor for the month was 85.1%, 1.0 percentage points higher than in December 2022.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.
CPA-G
CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774